JPF Securities Law, LLC
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CORNELIUS, NC  28031

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February 28, 2008

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 6010
Washington, DC  20549

ATTN:     Karen J. Garnett
Assistant Director

Re:        Bluesky Systems, Corp.
Amendment No. 6 to Form 10-SB
Filed on February 28, 2008
File Number:  000-52548

Ladies and Gentlemen:

Thank you for your comment letter dated February 19, 2008 (the “Comment Letter”), with respect to the above-captioned Form 10-SB. We have filed Amendment No. 6 to Form 10-SB/A (the “Form 10-SB/A”) of Bluesky Systems, Corp. (“Bluesky”), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below.

For your information, we have filed our revised Form 10-SB/A on the EDGAR system, and have also provided a clean and marked copy to the Staff by overnight courier.

General

1.	The phone number on the front page of the registration statement does not appear to be your phone number. Please advise.

Response 1: Lessard Property Management Services agreed to allow us to use their phone number as our primary contact number since they manage the property owned by the company.

2.	Please file the material contracts that evidence the debt, transfer, and ownership of your only property. Please refer to Item 601(b)(10) of Regulation S-B.

Response 2: We have filed as exhibits to our current amendment to Form 10-SB a Commercial Mortgage between School Second Corporation and Chicopee Savings Bank, a Warranty Deed between Ronald S. Berthiaume and Duane C. Bennett and a Warranty Deed between Duane C. Bennett and School Second Corporation. These documents evidence the debt, transfer and ownership of our current property located at 192 School Street in Chicopee, Massachusetts.

We acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please feel free to contact me.

Sincerely,

/s/ Jared P. Febbroriello
Jared P. Febbroriello

cc:  Karol Kapinos